October 7, 2005

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spherix Incorporated
Registration No. 333-126930

Ladies and Gentlemen:

In accordance with the Securities Act of 1993, as amended, Spherix Incorporated (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-2, referenced above be accelerated and that such Registration Statement be permitted to become effective as soon as practicable after 4:00 p.m., Washington, D.C. time, on October 11, 2005, or as soon thereafter as practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James E. Baker, Jr. at (410) 385-8122 if you have any questions.

Thank you for your assistance.

Very truly yours,

SPHERIX INCORPORATED

By:	/s/ Richard C. Levin
Richard C. Levin,
President, Chief Executive Officer
and Chief Financial Officer